JAPAN SMALLER COMPANIES FUND

                           SCHEDULE DATED MAY 21, 2001
                         TO THE ADMINISTRATION AGREEMENT
                             DATED NOVEMBER 14, 1991
                      AS AMENDED AND RESTATED MAY 17, 1994
                                     BETWEEN
                         THE ADVISORS' INNER CIRCLE FUND
                                       AND
                               SEI FUND RESOURCES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Japan Smaller Companies Fund (the "Portfolio") at an annual rate equal to 15.0 basis points on the first $250 million of assets; 12.5 basis points on the next $250 million of net assets and 10.0 basis points on all assets over $500  million.  The  portfolio  is  subject  to a minimum  annual administration fee of $125,000. There is a minimum annual administration fee of $90,000 per additional portfolio and $20,000 per additional class.


Term: Pursuant to Article 7, the term of this Agreement shall commence on May 21, 2001 and shall remain in effect with respect to the Fund for five years (the "Initial Term"). This Agreement shall continue in effect for successive periods of 5 years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.